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12013973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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* AB 3/11

Annual Audit Report
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68658

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morris Energy Advisors, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.____________

8 Greenway Plaza, Suite 1105

Houston, Texas 77046

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George C. Morris, III, 713-255-0654

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Briggs & Veselka Co.
(Name – *if individual, state last, first, middle name*)

9 Greenway Plaza, Suite 1700, Houston, Texas 77046

(Address) (City) (State) (Zip Code)

CHECK ONE: ☒ Certified Public Accountant, Public Accountant, Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George C. Morris, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morris Energy Advisors, Inc., as of December 31, , 20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DENISE D. HAVARD NOTARY PUBLIC STATE OF TEXAS EXPIRES 03-24-2014

Notary Public D. D. Havard

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j)A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

Morris Energy Advisors, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2011

CONTENTS

Briggs & Veselka Co.
A PROFESSIONAL CORPORATION
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Morris Energy Advisors, Inc.
8 Greenway Plaza, Suite 1105
Houston, Texas 77046

We have audited the accompanying statement of financial condition of Morris Energy Advisors, Inc. (the "Company") as of December 31, 2011. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morris Energy Advisors, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Briggs & Veselka Co.

Briggs & Veselka Co.
Houston, Texas

February 24, 2012

HOUSTON OFFICE 713.667.9147 Tel. ■ 713.667.1697 Fax
Nine Greenway Plaza, Suite 1700 ■ Houston, Texas 77046 ■ www.bvccpa.com

MORRIS ENERGY ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash and cash equivalents	$ 83,048
Other assets	2,731
TOTAL ASSETS	$ 85,779
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 2,600
Accrued liabilities	6,009
Total liabilities	8,609
Stockholder's equity	
Common stock	10
Additional paid-in capital	990
Retained earnings	76,170
Total stockholder's equity	77,170
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 85,779

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Morris Energy Advisors, Inc. (the "Company") was formed on August 14, 2002. The Company is a single member S Corporation. In 2011, the Company registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a boutique investment banking firm providing strategic and financial advisory services.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid financial instruments with original maturities of 90 days or less that are not pledged or otherwise restricted to be cash equivalents.

Accounts Receivable – Accounts receivable are customer obligations due under normal trade terms requiring payment upon receipt. Receivables are recorded when invoices are issued and are presented in the statement of financial condition net of the allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on various factors with an emphasis on the age of past due accounts. The Company had no receivables at December 31, 2011.

Taxes – The Company's stockholder has elected under the Internal Revenue Code to be taxed as an S corporation. The stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholder.

Additionally, no accrual or provision for state taxes was required for 2011.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company's 2008 to 2011 federal returns are open for review by the Internal Revenue Service.

Property and Equipment – As of December 31, 2011, the Company held certain fixed assets which were fully depreciated.

Fair Value Measurements – Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy is required to prioritize the inputs used to measure the fair value. The three levels of the fair value hierarchy are described as follows:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

At December 31, 2011, the Company had no assets or liabilities recorded at fair value on a recurring or nonrecurring basis.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on its financial statements.

NOTE 2 – COMMITMENTS

The Company's office lease for its facilities is cancelable at-will. Lease expense was $14,086 at December 31, 2011. Due to the ability to cancel the lease at-will, there are no future commitments necessary to disclose.

NOTE 3 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loan agreements.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation (FDIC). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2011, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 5 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to computed regulatory net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted and the rule of "applicable" exchange also providing that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $74,439, which exceeds its required net capital of $5,000 by $69,439. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2011.

NOTE 6 – RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(2)(ii). Under this exemption, the *Computation for Determination of Reserve Requirements* and *Information Relating to the Possession of Control Requirements* are not required.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2012, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.

www.bvccpa.com